Subsector Solutions

A Delaware Corporation

Financial Statements

December 31, 2015 and 2014

Subsector Solutions

Balance Sheet

For years ending December 31
(in USD)

	2015	2014
Assets		
Current Assets		
Cash	$22,497	$1,686
Other Current Assets	2,978	--
Fixed Assets	77,234	9,902
Other noncurrent assets	2,983	76
Total Assets	**105,693**	**11,664**
Liabilities and Stockholders Equity		
Current Liabilities		
Accounts Payable	$ --	$473
Credit Card Liabilities	7,546	--
Other Current Liabilities	2,572	1,700
Note payable	98,880	--
Total Current Liabilities	**$10,118**	**$2,173**
Stockholders Equity		
Total Equity	($3,305)	$9,491
Total liabilities and Stockholders Equity	**$105,693**	**$11,664**

Income Statements

Years ended December 31
(in USD)

	2015	2014
Total income	**$136,384**	**$41,011**
Cost of goods sold	**53,267**	**25,804**
Gross profit	**83,117**	**15,207**
Operating expenses		
Supplies	**13,051**	**0**
Payroll	**13,490**	**0**
Equipment	**10,319**	**0**
Other	**57,743**	**11,485**
Total operating expenses	**94,604**	**11,485**
Operating income (loss)	**(11,487)**	**3,721**
Other income / (loss)	**(1,309)**	**(5)**
Net income (loss)	**(12,796)**	**3,716**

Statement of Stockholders Equity

Statement of Stockholders' Equity

Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Shareholders' Equity / (Deficit)
	Shares	Amount			
Balances - December 31, 2014	1,000	$1	$999	$8,491	$9,491
Stock-based compensation					
Net income (loss)				(12,796)	
Balances December 31, 2015	1,000	$1	$999	($4,315)	($3,305)

Statement of Cash Flows

For years ending December 31
(in USD)

	2015	2014
OPERATING ACTIVITIES		
Net Income	($12,795.63)	3716.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	($63,099.53)	4972.35
Net cash provided by operating activities	**($75,895.16)**	**8688.8**
Net cash provided by financing activities	**$98,879.7**	**5775**
Net cash increase for period	**$20,810.96**	**$1,686.11**
Cash at beginning of period	**$16,86.11**	**0**
Cash at end of period	**$22,497.07**	**$1,686.11**

NOTE 1: NATURE OF OPERATIONS

Subsector Solutions (the "Company"), is a corporation organized APRIL 4, 2016 under the laws of Delaware. The company operated as a Montana Corporation from April 12, 2013 - May 9, 2016 when the Montana corporation was merged with the newly formed Delaware corporation. This merger was approved by the board and the shareholders to enable the company to operate in a state with the highest of standards for business law. The Company was formed to provide high speed internet via fiber optic cables under its business name, "Treasure State Internet & Telegraph". The company's headquarters are in Montana.

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Management's Plans:
The company relies heavily on customer income and new debt to build out the network in an expedient manner. Six months of income from a new customer enables the company to build out another new customer. The company intends on using crowdfunding debt to grow significantly and capture as many new customers as possible.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from internet sales. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include the general condition of the U.S. and world economy and governmental agency restrictions related to telecommunications. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight- line method over the estimated useful life ranging from approximately three to twenty years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials, outside services, and salary for certain employees. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Quality of Financial Information

All financial documents were prepared in-company in good faith. There could be errors, omissions, and/or other other faults in the financial statements. Subsector Solutions is currently undergoing a self initiated review of financial statements, however the review is not done at this time. Potential investors highly concerned with the financial status of the company are recommended to wait before investing until the independent CPA firm has compiled results. Going forward Subsector Solutions management has elected to identify and hire an outside firm to manage the company's financials.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Internet Transit Leases

The Company has entered into lease agreements for its network and network infrastructure. For the years ended December 31, 2015 and 2014 the Company paid over $4,200 per month for network transport, internet access, and colocation fees. Management expects this number to double in the coming months as the company has elected to expand services to another Montana city.

NOTE 5 – SHAREHOLDER INFORMATION

Common Stock

The company has authorized the issuance of 1,000 shares of our common stock, each share having a par value of $0.0001.

Shareholder Rights

The company has issued 800 shares of voting stock split evenly between the co-founders Eric Fulton and Matthew Gorecki. The remaining 200 shares are non-voting.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 12, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.